SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   AVIVA APPOINTS PATRICK REGAN AS CFO

23 October 2009

AVIVA APPOINTS PATRICK REGAN AS CFO

Aviva plc ("Aviva") today announces the appointment of Patrick Regan as chief financial officer (CFO). Patrick will join Aviva during February 2010 and will become a member of the group board.

Patrick is currently group chief operating officer and chief financial officer of Willis Group Holdings ("Willis"), the global insurance broker. Patrick joined Willis as CFO in 2006 and took on the additional responsibilities of COO last year. He recently established Willis Capital Markets & Advisory and is chairman of that business.

Patrick has deep experience of the financial services sector gained in both the UK and USA over 21 years. His previous roles include group financial controller at RSA and finance & claims director, UK general insurance for AXA. He has also held senior finance roles at GE and specialised in corporate finance and investigations at Grant Thornton.

Andrew Moss, group chief executive commented: "I'm delighted that Pat will be joining my executive team. He has a deep understanding of the insurance business and a track record of leading change to improve financial performance and reporting. He brings a global perspective and a disciplined and highly strategic approach. These are key qualities as we seek to realise Aviva's full potential and establish ourselves as a global group."

Patrick Regan said: "I'm very excited to be joining Aviva at this key point in the group's development as a global company. Aviva is a great company which has significant future potential. I've been very impressed by both the quality of the organisation and the people that I have met during this process, and I very much look forward to working with Andrew and his team."

Patrick will succeed Philip Scott who steps down as executive director and chief financial officer of Aviva at the end of 2009, after a career spanning 36 years with the group.

- ends -

Enquiries:

Media
Hayley Stimpson, external affairs director	+44 (0)20 7662 7544
Sue Winston, head of group media relations	+44 (0)20 7662 8221
James Murgatroyd/Ed Simpkins, Finsbury	+44 (0)20 7251 3801

Analysts
Charles Barrows, investor relations director	+44 (0)20 7662 8115
Susie Yeoh, investor relations manager	+44 (0)20 7662 2117

Notes to editors

Patrick Regan - summary CV:

•	2006 to date: Willis Group Holdings
•	2008 to date: group chief operating officer and chief financial officer
•	2006 - 2008: chief financial officer
•	2004 - 2006 RSA plc: group financial controller
•	2001 - 2004 AXA: finance and claims director, UK general insurance
•	1998 - 2001 GE: controller, global consumer finance & UK controller, GE Capital Bank
•	1988 -1998 Grant Thornton: various roles to partner designate

•	In accordance with paragraph LR 9.6.13R the listing Rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive, in respect of Patrick Regan.

•	At the date of appointment Patrick Regan does not have a beneficial interest in ordinary shares of the company.

•	A photograph of Patrick Regan is available on the images and logos section of the Aviva media centre

•	Aviva is the world's fifth largest* insurance group, serving 50 million customers across Europe, North America and Asia Pacific.

•

Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

•	We are the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

•	For broadcast-standard video, please visit www.thenewsmarket.com/aviva/p>

.

*based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 October 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary